

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

January 14, 2011

Via Facsimile and U.S. Mail

Catherine C. Cownie, Esq.
Brown, Winick, Graves, Gross, Baskerville and Schoenebaum, PLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

> Re: **One Earth Energy, LLC**
>   **Amendment No. 2 to Schedule 13E-3 filed January 12, 2011**
>   **File No. 5-85779**

Dear Ms. Cownie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to comment one in our letter dated December 30, 2010; however, we reissue our comment regarding whether Farmers Energy Incorporated should be included as a filing person. We note that One Earth Energy LLC is an operational subsidiary formed to own and manage the investment in the issuer and Farmers Energy Incorporated is a holding company with no day-to-day involvement in managing the investment in One Earth. We also note that One Earth Energy LLC is ultimately wholly owned by Farmers Energy Incorporated. Please advise us as to whether Farmers Energy Incorporated maintains the ability to vote or direct the power to vote or the ability to dispose or direct the disposition of the securities held by its subsidiary, One Earth Energy LLC. If Farmers Energy Incorporated has delegated its power to

vote to One Earth Energy, please tell us whether Farmers Energy retains the right to rescind this delegated authority and regain the power to vote or direct the vote or to dispose or direct the disposition of the securities held by its subsidiary. Refer to Rule 13d-3(a)(1) and (2). If applicable, please also revise the beneficial ownership table.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions